Exhibit 99.1

Baidu Signs Definitive Agreement to Acquire NetDragon’s Subsidiary

91 Wireless

Beijing, August 14, 2013 — Baidu, Inc. (NASDAQ: BIDU) (“Baidu” or the “Company”), the leading Chinese language Internet search provider, today announced that its wholly-owned subsidiary Baidu (Hong Kong) Limited has signed a definitive merger agreement (the “Agreement”) to acquire a 100 percent equity interest in 91 Wireless Websoft Limited (“91 Wireless”) from NetDragon Websoft Inc. (HKEx:777) (“NetDragon”) and other shareholders. 91 Wireless is one of the leading mobile app marketplaces and mobile game operators in China. In the month of July 2013, Baidu and 91 Wireless users in China together downloaded a daily average of 69 million apps. The large majority of these were downloaded directly from mobile devices.

Pursuant to the Agreement, through a merger, Baidu will acquire 100 percent of 91 Wireless in cash. This includes the 57.4 percent stake owned by NetDragon, and the remaining shares from other shareholders. According to the memorandum of understanding dated July 15, 2013, the merger consideration amounts to a total of US$1.90 billion. Having taken into account the conditional declaration of a special dividend in the aggregate amount of approximately US$52.06 million by 91 Wireless to its existing shareholders, the consideration is now adjusted to an aggregate amount of US$1.85 billion in the Agreement.

“The acquisition of 91 Wireless significantly strengthens our mobile app distribution capability, and further enhances Baidu’s prime position in China’s thriving mobile ecosystem,” said Robin Li, chairman and chief executive officer of Baidu. “91 Wireless is not only a leading app market, but just as importantly, is a leading operator of mobile games, which are seeing tremendous growth in China. This acquisition reinforces Baidu’s commitment to growing and fostering the developer community, establishes Baidu’s position in the flourishing mobile game segment, and offers Baidu another strong channel to deliver its market-leading app offerings.”

Mr. Joe Wu, CEO of 91 Wireless, commented, “91 Wireless has built up a broad and loyal developer base over the years, and synergies with the Baidu platform, like access to Baidu’s vast traffic resources and sophisticated cloud infrastructure, should accelerate our already impressive growth. Moreover, their expertise in big data analytics and search will allow us to significantly enhance the user experience. We look forward to becoming a valuable component of the Baidu ecosystem.”

Following the completion of the transaction, 91 Wireless will become a wholly-owned subsidiary of Baidu and will continue to operate under its existing management team as an independent company. Baidu expects the transaction to close in the fourth quarter of 2013, subject to customary closing conditions and approval by NetDragon’s independent shareholders at an extraordinary general meeting.

About Baidu

Baidu, Inc. is the leading Chinese language Internet search provider. As a technology-based media company, Baidu aims to provide the best and most equitable way for people to find whatever they’re looking for. In addition to serving individual Internet search users, Baidu provides an effective platform for businesses to reach potential customers. Baidu’s ADSs trade on the NASDAQ Global Select Market under the symbol “BIDU”. Currently, ten ADSs represent one Class A ordinary share.

About NetDragon Websoft Inc.

NetDragon Websoft Inc. (HKSE: 0777) is a leading innovator and creative force in China’s online gaming and mobile internet industries. Established in 1999, NetDragon is a vertically-integrated developer & operator of MMORPGs and a cutting-edge R&D powerhouse. NetDragon launched its first self-made online game Monster & Me in 2002, followed by multiple titles, including Eudemons Online, Conquer Online and Heroes of Might & Magic Online. It is also China’s pioneer in overseas expansion, directly operating titles in overseas markets since 2003 in English, Spanish, Arabic and other languages. NetDragon has a proven track record in incubating online gaming and mobile Internet projects over the years, including the no. 1 Chinese online game portal, 17173.com, and various well-known mobile Internet platforms such as 91 Assistant, HiMarket, 91 Launcher, 91 Panda Reader, sj.91.com and www.hiapk.com.

About 91 Wireless Websoft Limited

Started in 2007, 91 Wireless is one of the leading mobile app marketplaces and mobile game operators in China. 91 Wireless mainly engages in the development and operation of two leading smartphone app distribution platforms in China, namely 91 Assistant and HiMarket (“91 Smartphone Apps Marketplaces”), community websites, 91 Launcher, 91 Panda Reader, as well as other popular products for smartphone users. To date, over 10 billion apps have been downloaded through the 91 Smartphone Apps Marketplaces.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as Baidu’s strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our proposed use of proceeds from the sale of debt securities; our growth strategies, our strategies for investing in and acquiring complementary businesses and assets and our ability to execute these strategies; our future business development, including development of new products and services; our ability to attract and retain users and customers; competition in the Chinese language Internet search markets; competition for online marketing customers; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of ongoing, or any future, litigation or arbitration; the expected growth of the Chinese language Internet search market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers and general economic conditions in China and elsewhere. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release is as of the date of the press release, and Baidu undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

China

Victor Tseng

Baidu, Inc.

Tel:     +86-10-5992-7244

Email: ir@baidu.com

Nick Beswick

Brunswick Group

Tel: +86-10-5960-8600

Email: baidu@brunswickgroup.com

U.S.

Cindy Zheng

Brunswick Group

Tel: +1-212-333-3810

Email: baidu@brunswickgroup.com

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